UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934 (Amendment No. 47)*
The Marcus Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)
566330106
(CUSIP Number)
December 3, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 566330106

1		NAME OF REPORTING PERSONS Diane M. Gershowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER
212,700
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,125,547(1)
EACH REPORTING PERSON WITH
	7	SOLE DISPOSITIVE POWER 212,700
	8	SHARED DISPOSITIVE POWER
2,125,547(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,247(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.39%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 1,943,196 shares beneficially owned by DG-LDJ Holdings, L.L.C. Ms. Gershowitz, DG 2008 Trust u/a/d December 31, 2010, a trust that she established, and HG Descendants Trust u/a/d December 20, 2012, a trust established by Ms. Gershowitz’s spouse, hold 100% of the membership units of DG-LDJ Holdings, L.L.C.

CUSIP No. 566330106

1		NAME OF REPORTING PERSONS DG-LDJ Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER
1,943,196
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH
	7	SOLE DISPOSITIVE POWER 1,943,196
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,943,196
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.14%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 566330106

1		NAME OF REPORTING PERSONS DG 2008 Trust u/a/d December 31, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
	5	SOLE VOTING POWER
0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,943,196
EACH REPORTING PERSON WITH
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
1,943,196
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,943,196
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.14%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 566330106

Item 1(a).	Name of Issuer: The Marcus Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 111 E. Kilbourn Avenue, Suite 1200, Milwaukee WI 53202
Item 2(a).
Name of Person Filing:

The filers of this Schedule 13G Amendment are: (i) Diane Marcus Gershowitz (“Ms. Gershowitz”); (ii) DG-LDJ Holdings, L.L.C; (“DG-LDJ”) and (iii) DG 2008 Trust u/a/d December 31, 2010 (the “Trust”). Ms. Gershowitz and the Trust are the controlling persons of DG-LDJ and as such may be deemed to beneficially own the shares of Common Stock of The Marcus Corporation beneficially owned by DG-LDJ. Attached as Exhibit 1 hereto is a joint filing agreement among Ms. Gershowitz, DG-LDJ and the Trust authorizing the joint filing of this Schedule 13G Amendment on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence: (For each of Ms. Gershowitz, DG-LDJ, and the Trust) c/o The Marcus Corporation,111 E. Kilbourn Avenue, Suite 1200, Milwaukee WI 53202
Item 2(c).	Citizenship: Ms. Gershowitz is a United States citizen. DG-LDJ is a Delaware limited liability company. The Trust is formed under the laws of Illinois.
Item 2(d).	Title of Class of Securities: Common Stock

CUSIP No. 566330106

Item 2(e)	CUSIP Number: 566330106
Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
Item 4.
Ownership (as of the date of this filing):

Diane Marcus Gershowitz

(a) Amount Beneficially Owned: 2,338,247

(b) Percent of Class: 7.39%
(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 212,700

(ii) shared power to vote or to direct the vote: 2,125,547

(iii)   sole power to dispose or to direct the disposition of: 212,700

(iv)   shared power to dispose or to direct the disposition of: 2,125,547

Other than with respect to 212,700 shares of Common Stock (over which Ms. Gershowitz has sole voting and dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by Ms. Gershowitz into shares of Common Stock. The Class B Common Stock is entitled to 10 votes per share and the Common Stock is entitled to one vote per share.  The Common Stock is entitled to receive 110% of any cash dividends otherwise payable on the shares of Class B Common Stock.

CUSIP No. 566330106

Ms. Gershowitz’s beneficial ownership consists of:

(i) 10,226 shares of Common Stock which Ms. Gershowitz has the right to acquire upon the exercise of stock options;

(ii) 37,083 shares of Common Stock held individually by Ms. Gershowitz;

(iii)   176,617 shares of Common Stock held by DG-LDJ Holdings, L.L.C.;
(iv)    25 shares of Class B Common Stock held individually by Ms. Gershowitz;
(v)                 1,943,196 shares of Class B Common Stock held by DG-LDJ Holdings, L.L.C;

(vi)   131,506 shares of Class B Common Stock held by trusts whereby Ms. Gershowitz serves as Trustee; and
(vii)   50,845 shares of Class B Common Stock held by the Ben and Celia Marcus Revocable Trust F/B/O Diane Marcus Gershowitz.

The trusts and Ms. Gershowitz, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

DG-LDJ Holdings, L.L.C.

(a) Amount Beneficially Owned: 1,943,196

(b) Percent of Class: 6.14%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,943,196

(ii) shared power to vote or to direct the vote: 0

(iii)   sole power to dispose or to direct the disposition of: 1,943,196

(iv)    shared power to dispose or to direct the disposition of: 0

Other than with respect to 175,617 shares of Common Stock, the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by DG-LDJ into shares of Common Stock. The Class B Common Stock is entitled to 10 votes per share and the Common Stock is entitled to one vote per share.  The Common Stock is entitled to receive 110% of any cash dividends otherwise payable on the shares of Class B Common Stock.

CUSIP No. 566330106

DG 2008 Trust u/a/d December 31, 2010
(a) Amount Beneficially Owned: 1,943,196

(b) Percent of Class: 6.14%
(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 1,943,196
(iii)   sole power to dispose or to direct the disposition of: 0

(iv)   shared power to dispose or to direct the disposition of: 1,943,196

Other than with respect to 175,617 shares of Common Stock, the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by the Trust into shares of Common Stock. The Class B Common Stock is entitled to 10 votes per share and the Common Stock is entitled to one vote per share.  The Common Stock is entitled to receive 110% of any cash dividends otherwise payable on the shares of Class B Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable

CUSIP No. 566330106

Item 9.	Notice of Dissolution of Group: Not Applicable
Item 10.	Certification: Not Applicable

Exhibits.	Agreement to file Schedule 13G jointly. (Previously filed as Exhibit 1 to the reporting parties’ Schedule 13G Amendment filed February 14, 2011.)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 3, 2024

/s/ Diane Marcus Gershowitz Diane Marcus Gershowitz DG-LDJ HOLDINGS, L.L.C.

By: /s/ Diane Marcus Gershowitz Diane Marcus Gershowitz, Manager DG 2008 TRUST U/A/D DECEMBER 31, 2010 Manager

By: /s/ Thomas W. Richardson Thomas W. Richardson, Trustee